Assignment and Assumption of Valuead Realty Group Promissory Notes and Rights

WHEREAS, Mystic Holdings, Inc. entered a secured convertible promissory note on February 1, 2017 with Valuad Realty Group, LLC for a loan of $350,000.00.

WHEREAS, a Mystic Holdings, Inc. and Valuead Realty Group, LLC modified the February 1, 2017 on October 23, 2017, be executing a note modification agreement.

WHEREAS, Mystic Holdings, Inc. and Olga Cortese agree that Olga Cortese shall pay in full all mystic outstanding balance due to Value Realty Group and assume all of Valuead Realty Group rights under Valuead Realty Group, LLC agreements with Mystic Holdings, Inc.

WHEREAS, in addition to paying off in Full Valuead Realty Group, LLC, Olga Cortese will loan an additional $165,000.00 to Mystic in multiple installments at the same interest rate and with the same right given under the Valuead Realty Group, LLC agreements,

For Value received, Mystic Holdings, Inc. a Nevada corporation (“the Company”) promises to pay to the order of Olga Cortese, an Individual Residing in Florida, or its assigns (the “Lender”), the principle sum of Four hundred fifteen thousand dollars ($415,000), with interest on the outstanding principal amount at the rate of ten percent (10% per annum; provided that, upon an Event of Default or if the Company does not repay this Secured Convertible Promissory Note in full on or prior to the Maturity Date, then the interest rate shall increase to twenty percent (20%) per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal of the Note until paid on converted in accordance with the provisions hereof. Principal and Interest Shall be due on December 31, 2019.

This agreement shall incorporate all of Valued Realty Mystic Agreement provisions compatible with the above.

/s/ Heather Cranny	/s/ Olga Cortese
Mystic Holdings, Inc.	Olga Cortese

Heather Cranny